AVINO SILVER & GOLD MINES LTD.
(the “Company”)
FORM OF PROXY

This proxy is solicited on behalf of the management of the Company for the 2001 Annual General Meeting of the Shareholders to be held on July 19, 2001 at 10:30AM.

The undersigned Member of the Company hereby appoints, LOUIS WOLFIN, the President and a Director of the Company, or failing him, ANDREA D. REGNIER, or in the place of the foregoing,       (print the name), as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the aforesaid meeting of the Members of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

For Withhold

1.	Appointment of Auditor		[ ]	[ ]

2.	To authorize the Directors to fix auditor’s		For	Against

	(a)	Remuneration	[ ]	[ ]

3.	To determine the number of directors		For	Against

	(a)	at seven (7)	[ ]	[ ]

4.	To elect as Directors (a) (b) (c)	MICHAEL BAYBAK ERNEST CALVERT WILLIAM GLASIER	For [ ] [ ] [ ]	Withhold [ ] [ ] [ ]

	(d) (e) (f) (g)	WILLIAM KOCKEN GEORGE SCOTT LOUIS WOLFIN DAVID WOLFIN	[ ] [ ] [ ] [ ]	[ ] [ ] [ ] [ ]

For Against

5.	To approve and authorize directors to grant and amend stock options to insiders, as more particularly set out in the Information Circular	[ ]	[ ]

For Against

6.	To grant the proxyholder authority to vote[ ] as his/her discretion on any amendment to the previous resolution, or any other matters which may properly come before the Meeting	[ ]

The undersigned Member hereby revokes any proxy previously given to attend and vote at said meeting.

SIGN HERE:

Please print name:

Date:

THIS PROXY FORM MUST BE SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Member, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Member, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Member, by Computershare Investor Services.

4.	A Member who wishes to attend the Meeting and vote on the resolution in person, may do so as follows:

a)	If you are a registered Member: simply register with the scrutineer before the Meeting begins.

b)	If you are a Member whose securities are held by a financial institution: using the reverse of this Instrument of Proxy, strike out the names of the management proxyholders shown and insert your name as the proxyholder in the blank space provided, indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting: and sign, date and return the Instrument of Proxy to the financial institution or its agent who will validate and file your votes with Computershare Investor Services. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member’s vote will be counted at that time.

5.	A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

a) If you are a registered Member

i) To appoint one of the management proxyholders named on the Instrument of Proxy, leave the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Member with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Member had specified an affirmative vote;
or
ii) To appoint another proxyholder, who need not be a Member of the Company to vote according to the Member’s instructions, strike out the Management proxyholders shown and insert the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
b) If you are a Member whose securities are held by a financial institution:
Complete this Instrument of Proxy and return it to your financial institution or its agent to validate and file your votes with Computershare Investor Services. Do not complete the blank space provided for the appointment of an alternate proxyholder unless that person will be able to attend the Meeting and vote on your behalf.
6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Member has submitted an Instrument of Proxy, the Member may still attend the Meeting and may vote in person. To do so, the Member must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of COMPUTERSHARE INVESTOR SERVICES no later that forty eight (48) hours (excluding Saturdays, Sundays, and holidays) prior to the time of the Meeting, or any adjournment thereof. The mailing address of COMPUTERSHARE INVESTOR SERVICES is 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 683-3694.
Telephone voting can be completed at 1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote.